EXHIBIT 20.1
                                 DISC GRAPHICS
                                10 Gilpin Avenue
                           Hauppauge, New York 11788
                                  516-234-1400

                                                               IMMEDIATE RELEASE

                     DISC GRAPHICS COMPLETES ACQUISITION OF
                          CONTEMPORARY COLOR GRAPHICS


          Hauppauge, NY (July 7, 1999) - Disc Graphics, Inc. ("Disc Graphics" or the "Company") (NASDAQ Small Cap Symbol DSGR), a national folding carton and specialty-printing company, today announced that it has completed the acquisition of Contemporary Color Graphics ("Contemporary"). Contemporary is a high-quality commercial printer with an emphasis on electronic pre-press services located in Edgewood, New York.

          Contemporary has been in business for approximately 11 years with an energetic management team that has built Contemporary to approximately $8.0 million in annual revenue. This team will remain in place and will have the added technical and financial support from Disc Graphics to continue an aggressive growth strategy. Don Sinkin, Chairman and Chief Executive Officer of Disc Graphics, said, "Contemporary offers a wide range of commercial printing and electronic pre-press services and has a loyal customer base. Its management team is dedicated to providing high-quality printing services, and we are pleased to have them join the Disc team. The greatest asset of this acquisition is the Contemporary team. We look forward to their continued success and positive influence on the organization as a whole."

          Disc Graphics, headquartered in Hauppauge, NY, is a diversified manufacturer and printer of specialty packaging focused on the home video, pharmaceutical, music, publishing and cosmetic markets. Disc Graphics' products include pre-recorded video, CD-ROM and audiocassette packaging, folding cartons for pharmaceuticals and cosmetics, book jackets, posters, pressure-sensitive labels and general commercial printing. With the completion of this acquisition, Disc Graphics has 5 facilities with annualized revenues based on year to date performance of approximately $70 million.

          This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful. Except for historical information contained herein, the matters set forth herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties that could affect the Company's actual results of operations. Potential risks and uncertainties include among other things, such factors as volume, pricing and mix of sales of the Company's products, the success of the Company's integration of the production facilities and businesses of acquired companies and the future financial results of those companies, the Company's ability to implement its business strategy, and other factors set forth in the Company's filings with the Securities and Exchange Commission, including but not limited to its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which has been previously filed.


For further information contact:

INVESTOR RELATIONS                                     COMPANY
John Aneralla                                          Margaret Krumholz
Buttonwood Advisory Group, Inc.                        Chief Financial Officer
Toll Phone (800) 940-9087                              Phone: (516) 234-1400
www.buttonwoodadvisor.com                              www.discgraphics.com
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